UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   FORM 8-A/A

                     FOR REGISTRATION OF CERTAIN CLASSES OF
                 SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            Cole National Corporation
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             (Exact Name of Registrant as Specified in Its Charter)

              Delaware                                   34-1453189
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(State of Incorporation or Organization)   (I.R.S.Employer Identification No.)

 1925 Enterprise Parkway, Twinsburg, Ohio                   44087
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  (Address of Principal Executive Offices)                   (Zip Code)



If this form relates to the registration of a    If this form relates to the
class of securities pursuant to Section          registration of a class of
12(b) of the Exchange Act and is effective       securities pursuant to Section
upon filing pursuant to General                  12(g) of the Exchange Act and
Instruction A.(c), please check the              is effective pursuant to
following box. [X]                               General Instruction A.(d),
                                                 please check the following
                                                 box. [ ]

Securities Act Registration Statement file number to which this form
relates:      N/A
        --------------
       (If applicable)


Securities to be registered pursuant to Section 12(b) of the Act:
    Title of Each Class                       Name of Each Exchange on Which
    to be so Registered                       Each Class is to be Registered
    -------------------                       ------------------------------

Rights To Purchase Preferred Shares           New York Stock Exchange
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                 --                                         --
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Securities to be registered pursuant to Section 12(g) of the Act:
                                       --
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                                (Title of class)

                                       --
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                                (Title of class)

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       The undersigned registrant hereby amends its Registration Statement on
Form 8-A filed with the Securities and Exchange Commission on November 24, 1999, as follows:

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

      Item 1 to the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 24, 1999 by the undersigned registrant is hereby amended and restated as follows:

         On January 26, 2004, Cole National Corporation (the "Company") and Luxottica Group S.p.A. ("Luxottica") announced that they have entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 23, 2004, with Colorado Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Luxottica ("Merger Sub"), pursuant to which Merger Sub will merge with and into the Company (the "Merger"), with the Company surviving as an indirect wholly owned subsidiary of Luxottica. In the Merger, each outstanding share of the Company (other than dissenting shares) will be cancelled in exchange for $22.50 per share. In connection with the Merger, the Company and National City Bank, as Rights Agent, have entered into an Amendment No. 1 (the "Rights Agreement Amendment"), dated as of January 23, 2004, to the Rights Agreement(the "1999 Rights Agreement"), dated as of November 22, 1999, between the Company and National City Bank, as Rights Agent.

         The following summary description of the 1999 Rights Agreement, as amended by the Rights Agreement Amendment (collectively, the "Rights Agreement"), does not purport to be complete and is qualified in its entirety by reference to the 1999 Rights Agreement, a copy of which (including all exhibits thereto) was filed with the Securities and Exchange Commission as Exhibit 4.1 to a Registration Statement on Form 8-A, filed November 24, 1999 and incorporated herein by reference, and the Rights Agreement Amendment, a copy of which was filed as Exhibit 4.2 to Form 8-K, filed January 27, 2004 and incorporated herein by reference. A copy of the 1999 Rights Agreement and Rights Agreement Amendment is available free of charge from the Company.

         On November 22, 1999, the Board of Directors (the "Board") of the Company redeemed all of the existing share purchase rights issued pursuant to the Rights Agreement, dated as of August 22, 1995, as amended (the "1995 Rights Agreement"), between the Company and National City Bank, as Rights Agent, at a redemption price of $.01 per right. The redemption became effective on November 22, 1999.

         In addition, the Board declared a dividend distribution of one right (a "Right") for each share of Common Stock, par value $.001 per share (the "Common Shares"), of the Company outstanding at the close of business on December 6, 1999 (the "Record Date"), pursuant to the terms of the Rights Agreement. The Rights Agreement also provides, subject to specified exceptions and limitations, that Common Shares issued or delivered from the Company's treasury after the Record Date will be entitled to and accompanied by Rights. Each Right entitles the registered holder thereof to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value (the "Preferred Shares"), of the Company at a price (the "Purchase Price") of $40.00 per one one-hundredth of a Preferred Share, subject to adjustment.

         Under the Rights Agreement, the Rights will be evidenced by the certificates evidencing Common Shares until the earlier (the "Distribution Date") of: (i) the close of business on the tenth calendar day following the first date (the "Share Acquisition Date") of public announcement (A) that a person or group (other than (1) HAL Holding N.V. and its Affiliates and Associates (each as defined in the Rights Agreement) ("HAL"), for so long as HAL is in compliance with the terms of the Standstill Agreement, dated as of November 22, 1999, between the Company and HAL (the "HAL Standstill Agreement") or (2) the Company, a subsidiary or employee benefit or stock ownership plan of the Company or any of its affiliates or associates), together with its

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

affiliates and associates, has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (B) that HAL has acquired beneficial ownership of Common Shares in excess of 25% (any such person or group being hereinafter called an "Acquiring Person") or (ii) the close of business on the tenth business day (or such later date as may be specified by the Board) following the commencement of a tender offer or exchange offer by a person (other than the Company, a subsidiary or employee benefit or stock ownership plan of the Company or any of its affiliates or associates), the consummation of which would result in beneficial ownership by such person of 15% or more of the outstanding Common Shares; provided, however, that, none of Luxottica, Merger Sub or their respective Affiliates and Associates will be deemed an "Acquiring Person" on account of (a) the approval, execution or delivery of the Merger Agreement, the voting agreement, dated as of January 23, 2004, by and among Luxottica, Merger Sub and Larry Pollock (the "Voting Agreement") or the waiver pursuant to which the Company waived certain of the provisions of the HAL Standstill Agreement;
(b) the consummation of the Merger; or (c) the consummation of any of the other transactions contemplated in the Merger Agreement or the Voting Agreement (collectively, the "Exempt Events"); and provided, further, that a Distribution Date shall not be deemed to have occurred solely as a result of an Exempt Event.

         The Rights Agreement provides that, until the Distribution Date, the Rights may be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), any certificate evidencing Common Shares of the Company issued upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates evidencing Common Shares will also constitute the transfer of the Rights associated with such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. No Right is exercisable at any time prior to the Distribution Date. The Rights will expire on the earliest of the tenth anniversary of the Record Date (the "Final Expiration Date"), an earlier redemption, exchange or amendment by the Company as described below, or immediately prior to the effective time of the Merger. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

         The Purchase Price payable, and the number of the Preferred Shares or other securities issuable, upon exercise of the Rights will be subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of Preferred Shares of certain rights or warrants to subscribe for or purchase the Preferred Shares at a price, or securities convertible into the Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash (excluding regular periodic cash dividends), assets, stock (excluding dividends payable in the Preferred Shares) or subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-hundredths of the Preferred Shares issuable upon exercise of each Right will be subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or a subdivision, combination or reclassification of Common Shares occurring, in any such case, prior to the Distribution Date.

         The Preferred Shares issuable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled, in connection with the declaration of a dividend on the Common Shares, to a preferential dividend payment equal to the greater of (i) $1.00 per share and (ii) an amount equal to

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100 times the related dividend declared per Common Share. Subject to customary anti-dilution provisions, in the event of liquidation, the holders of Preferred Shares will be entitled to a preferential liquidation payment equal to the greater of (a) $100 per share and (b) an amount equal to 100 times the liquidation payment made per Common Share. Because of the nature of the Preferred Shares' dividend, voting and liquidation rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of a Right should approximate the value of one Common Share.

         Rights will be exercisable to purchase Preferred Shares only after the Distribution Date occurs and prior to the occurrence of a Flip-in Event as described below. A Distribution Date resulting from the commencement of a tender offer or exchange offer by a person (other than the Company, a subsidiary or employee benefit or stock ownership plan of the Company or any of its affiliates or associates), the consummation of which would result in beneficial ownership by such person of 15% or more of the outstanding Common Shares, could precede the occurrence of a Flip-in Event and thus result in the Rights being exercisable to purchase Preferred Shares. A Distribution Date resulting from of a person or group, together with its affiliates and associates, becoming an Acquiring Person would necessarily follow the occurrence of a Flip-in Event and thus result in the Rights being exercisable to purchase Common Shares or other securities as described below.

         Under the Rights Agreement, in the event (a "Flip-in Event") that (i) any person or group, together with its affiliates and associates, becomes an Acquiring Person, (ii) any Acquiring Person or any affiliate or associate thereof merges into or combines with the Company and the Company is the surviving corporation, (iii) any Acquiring Person or any affiliate or associate thereof effects certain other transactions with the Company, or (iv) during such time as there is an Acquiring Person the Company effects certain transactions, in each case as described in the Rights Agreement, provided, however, that no Exempt Event shall be deemed a Flip-in Event, then, in each such case, proper provision will be made so that from and after the latest of the Share Acquisition Date, the Distribution Date and the date of the occurrence of such Flip-in Event each holder of a Right, other than Rights that are or were owned beneficially by an Acquiring Person (which, from and after the date of a Flip-in Event, will be void), will have the right to receive, upon exercise thereof at the then-current exercise price of the Right, that number of Common Shares (or, under certain circumstances, an economically equivalent security or securities of the Company) that at the time of such Flip-in Event have a market value of two times the exercise price of the Right.

         In the event (a "Flip-over Event") that, at any time after a person has become an Acquiring Person, (i) the Company merges with or into any person and the Company is not the surviving corporation, (ii) any person merges with or into the Company and the Company is the surviving corporation, but all or part of the Common Shares are changed or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets or earning power, including securities creating obligations of the Company, are sold, in each case as described in the Rights Agreement, provided, however, that no Exempt Event shall be deemed a Flip-over Event, then, and in each such case, proper provision will be made so that from and after the latest of the Share Acquisition Date, the Distribution Date and the date of the occurrence of such Flip-over Event, each holder of a Right, other than Rights which have become void, will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock (or, under certain circumstances, an economically equivalent security or securities) of such other person that at the time of such Flip-over Event have a market value of two times the exercise price of the Right.

         From and after the later of the Share Acquisition Date and the Distribution Date, Rights (other than any Rights that have become void) will be

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exercisable as described above, upon payment of the aggregate exercise price in cash. In addition, at any time after the later of the Share Acquisition Date and the Distribution Date and prior to the acquisition by any person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Company may exchange the Rights (other than any rights that have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment in the Purchase Price of at least 1%. The Company will not be required to issue fractional Preferred Shares (other than fractions that are integral multiples of one one-hundredth of a Preferred Share, which may, at the option of the Company, be evidenced by depositary receipts) or fractional Common Shares or other securities issuable upon the exercise of Rights. In lieu of issuing such securities, the Company may make a cash payment, as provided in the Rights Agreement.

         The Company may, at its option, redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment (the "Redemption Price"), at any time prior to the close of business on the later of the Distribution Date and the Share Acquisition Date. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The Rights Agreement may be amended by the Company without the approval of any holders of Rights Certificates, including amendments that increase or decrease the Purchase Price, that add other events requiring adjustment to the Purchase Price payable and the number of the Preferred Shares or other securities issuable upon the exercise of the Rights or that modify procedures relating to the redemption of the Rights, except that no amendment may be made that decreases the stated Redemption Price to an amount less than $.01 per Right.

         The Board will have the exclusive power and authority to administer the Rights Agreement and to exercise all rights and powers specifically granted to the Board or to the Company therein, or as may be necessary or advisable in the administration of the Rights Agreement, including without limitation the right and power to interpret the provisions of the Rights Agreement and to make all determinations deemed necessary or advisable for the administration of the Rights Agreement (including any determination to redeem or not redeem the Rights or to amend or not amend the Rights Agreement). All such actions, calculations, interpretations and determinations (including any omission with respect to any of the foregoing) which are done or made by the Board in good faith will be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights and all other parties and will not subject the Board to any liability to any person, including without limitation the Rights Agent and the holders of the Rights.


ITEM 2.  EXHIBITS.
         --------

         Exhibit
         Number   Exhibit
         -------  -------

          4.1      1999 Rights Agreement (including a Form of
                   Certificate of Designation of Series A Junior
                   Participating Preferred Stock as Exhibit A thereto, a Form of Right Certificate as Exhibit B thereto and a Summary of Rights to Purchase

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                   Preferred Stock as Exhibit C thereto) (filed as
                   Exhibit 4.1 to Form 8-A,filed November 24, 1999, and incorporated herein by reference)

          4.2 Amendment No. 1, dated as of January 23, 2004, to 1999 Rights Agreement, dated as of November 22, 1999, between Cole National Corporation and National City Bank, as Rights Agent (filed as Exhibit 4.2 to Form 8-K, filed January 27, 2004, and incorporated herein by reference)

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   COLE NATIONAL CORPORATION

                                   By:    /s/ Lawrence E. Hyatt
                                         --------------------------------------
                                         Name:  Lawrence E. Hyatt
                                         Title: Executive Vice President and
                                                  Chief Financial Officer


Date:  January 29, 2004

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                                INDEX TO EXHIBITS


        EXHIBIT
        NUMBER          EXHIBIT
        ------          -------
         4.1            1999 Rights Agreement (including a Form of
                        Certificate of Designation of Series A Junior
                        Participating Preferred Stock as Exhibit A thereto, a
                        Form of Right Certificate as Exhibit B thereto and a Summary of Rights to Purchase Preferred Stock as
                        Exhibit C thereto) (filed as Exhibit 4.1 to Form 8-A, filed November 24, 1999, and incorporated herein by reference)

         4.2 Amendment No. 1, dated as of January 23, 2004, to 1999 Rights Agreement, dated as of November 22, 1999, between Cole National Corporation and National City Bank, as Rights Agent (filed as Exhibit 4.2 to Form 8-K, filed January 27, 2004, and incorporated herein by reference)

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